UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED AUG 30 2011 Washington, DC

SEC FILE NUMBER
8- 68061

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2010 (MM/DD/YY) AND ENDING 6/30/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LMV Capital Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 East 26th Street Suite 1600
(No. and Street)

New York (City) NY (State) 10010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Zeev Klein 212-268-8361
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Yatke + Associates
(Name – *if individual, state last, first, middle name*)

300 Village Green Drive, Suite 210 (Address) Lincolnshire (City) IL (State) 60069 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[redacted]

11023025

KW 9/9

KW 9/8

OATH OR AFFIRMATION

I, Zeev Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LMV Capital Corp, as of June 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

President

Title

Notary Public

ROBERT M. BURNAT
Notary Public, State of New York
No. 01BU4778315
Qualified in New York County
Commission Expires June 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

LMV CAPITAL CORP.

(A Delaware Corporation)

FINANCIAL STATEMENTS AND
SUPPLEMENTARY SCHEDULES PURSUANT TO SEC RULE 17A-5(D)

JUNE 30, 2011

CONTENTS

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
LMV Capital Corp.
New York, New York

We have audited the accompanying statement of financial condition of LMV Capital Corp. (a Delaware Corporation) as of June 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the period from July 1, 2010 through June 30, 2011 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LMV Capital Corp. as of June 30, 2011 and the results of its operations and its cash flows for the period from July 1, 2010 through June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplementary information contained on pages 11 through 15, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements as a whole.

Patke & Associates, Ltd.

August 25, 2011
Lincolnshire, Illinois

LMV CAPITAL CORP.
(A Delaware Corporation)

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2011

Assets	
Cash	$ 19,194
Total assets	$ 19,194
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses	$ 4,000
Total liabilities	4,000
Stockholder's Equity	
Common stock, at par value of $0.0001, 200 shares authorized, issued and outstanding	-
Additional paid in capital	29,606
Retained earnings (deficit)	(14,412)
Total stockholder's equity	15,194
Total liabilities and stockholder's equity	$ 19,194

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF INCOME
PERIOD FROM JULY 1, 2010 THROUGH JUNE 30, 2011

Revenue	$ -
Expenses	
Professional fees	13,000
Regulatory fees and expenses	1,260
Other expenses	152
Total expenses	14,412
Net (loss)	$ (14,412)

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
PERIOD FROM JULY 1, 2010 THROUGH JUNE 30, 2011

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance beginning of period	$ -	$ 30,000	$ 160,734	$ 190,734
Stockholder contributions	-	13,872	-	13,872
Stockholder distributions	-	(14,266)	(160,734)	(175,000)
Net (loss)			(14,412)	(14,412)
Balance end of period	$ -	$ 29,606	$ (14,412)	$ 15,194

The accompanying notes are an integral part of these financial statements.

LMV CAPITAL CORP.

(A Delaware Corporation)

STATEMENT OF CASH FLOWS
PERIOD FROM JULY 1, 2010 THROUGH JUNE 30, 2011

Operating Activities		
Net (loss)	$	(14,412)
Adjustments to reconcile net (loss) to net cash (used in) operating activites:		
(Decrease) in accrued expenses		(1,782)
Net cash (used in) operating activities		(16,194)
Financing Activities		
Stockholder contributions		13,872
Stockholder distributions		(275,000)
Net cash (used in) financing activities		(261,128)
(Decrease) in cash		(277,322)
Cash at the beginning of the period		296,516
Cash at the end of the period	$	19,194

The accompanying notes are an integral part of these financial statements.

ORGANIZATION AND NATURE OF BUSINESS

LMV Capital Corp. (the "Company"), a Delaware corporation, was organized on September 17, 2008. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The primary business of the Company is advisory and placement services related to mergers and acquisitions for which it receives fees in various forms. The Company is a wholly owned subsidiary of LMV Capital Holdings Corp. (the "Stockholder").

SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE RECOGNITION

Commission income and related expenses are recorded on the accrual basis.

INCOME TAXES

The Company, with the consent of the Stockholder, has elected under the Internal Revenue Code (the "IRC") to be a Subchapter S Subsidiary Corporation ("QSub"). The Stockholder has elected under the IRC to be an S Corporation. The Stockholder is responsible for filing the applicable tax returns and including the financial results of the Company. The Company does not file a tax return.

NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer with the SEC, is subject to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain net capital equal to the greater of $5,000 or 6 and 2/3% of aggregate indebtedness, as defined.

At June 30, 2011, the Company had a net capital requirement of $5,000 and net capital of $15,194 or $10,194 in excess of the minimum net capital requirements.

RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Landmark Ventures, Inc., an affiliate of the Company, which provides for the use of office space, furnishings and equipment free of charge.

CONCENTRATION OF CREDIT RISK

The Company's bank account is secured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At times during the period from July 1, 2010 through June 30, 2011, the Company's cash deposits exceeded the limits of coverage.

SUBSEQUENT EVENTS

The Company evaluated subsequent events through August 25, 2011, the date the financial statements were available to be issued. There were no subsequent events to disclose.

SUPPLEMENTARY INFORMATION

Date: 7/19/11 4:39 PM
Status: Accepted

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER

LMV CAPITAL CORP. as of 06/30/11

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 15,194	3480
2. Deduct ownership equity not allowable for Net Capital			( )	3490
3. Total ownership equity qualified for Net Capital			15,194	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 15,194	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540		
B. Secured demand note deficiency		3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges		3600		
D. Other deductions and/or charges		3610	( )	3620
7. Other additions and/or allowable credits (List)				3630
8. Net Capital before haircuts on securities positions			$ 15,194	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities		3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities		3734		
D. Undue concentration		3650		
E. Other (List)		3736	( )	3740
10. Net Capital			$ 15,194	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 7/19/11 4:39 PM
Status: Accepted

BROKER OR DEALER

LMV CAPITAL CORP. as of 06/30/11

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	267	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	10,194	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12	$	9,194	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	4,000	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
19. Total aggregate indebtedness			$	4,000	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	26.33	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			%	0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

NET CAPITAL RECONCILIATION PER UNIFORM NET CAPITAL RULE 15c3-1

Pursuant to SEC Rule 15c3-1, a reconciliation is required if material differences exist between the computation reported on by the independent auditor and the broker-dealer's original unaudited filing of part II or part IIA of the FOCUS report.

No material differences existed between the computation reported on by the independent auditor and the broker dealer's original unaudited filing of part II or part IIA of the FOCUS report.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PERSUANT TO RULE 15c3-3

For the period from July 1, 2010 through June 30, 2011, the Company did not hold customer cash or securities. Accordingly, there has been no reserve requirement.

INFORMATION RELATING TO THE POSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

For the period from July 1, 2010 through June 30, 2011, the Company did not handle any customer cash or securities. Accordingly, the Company has no possession or control requirements.

Patke
ACCOUNTANTS & CONSULTANTS

Patke & Associates, Ltd.
300 Village Green Drive, Suite 210
Lincolnshire, Illinois 60069
847.913.5400 P | 847.913.5435 F
www.patke.net

To the Board of Directors of
LMV Capital Corp.

In planning and performing our audit of the financial statements of LMV Capital Corp. (the "Company") as of June 30, 2011 and for the period from July 1, 2010 through June 30, 2011, in accordance with auditing standard generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or deposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and their operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely

basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention of the Board of Directors.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pathe & Associates, Ltd.

August 25, 2011
Lincolnshire, Illinois